                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   FORM 11-K





                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                  For the fiscal year ended December 31, 1993


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CPC International Inc.
                              International Plaza
                                 P.O. Box 8000
                       Englewood Cliffs, New Jersey 07632

                          INDEPENDENT AUDITORS' REPORT


The Pension and Welfare Committee
CPC International Inc.
Savings/Retirement Plan for Salaried Employees:


We have audited the accompanying statements of financial condition of CPC International Inc. Savings/Retirement Plan for Salaried Employees as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPC International Inc. Savings/Retirement Plan for Salaried Employees as of December 31, 1993 and 1992, and its income and changes in plan equity for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                           /S/ KPMG PEAT MARWICK
New York, New York
March 28, 1994

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                       STATEMENTS OF FINANCIAL CONDITION



                                                                                     December 31,
                                                                              -------------------------
                    PLAN ASSETS                                                 1993               1992
                                                                                ----               ----

Investments (notes 2, 5 and 8):
   In securities of participating employer:
      825,837 and 814,821 common shares
         (cost $11,611,202 and $9,642,885)                             $       39,330,487         41,250,313

      2,192,237 and 2,213,991 convertible preferred shares:
         Unallocated (cost $155,458,339 and $168,400,212)                     165,983,710        191,127,917
         Allocated (cost $40,111,118 and $29,109,950)                          42,826,860         33,038,702

   In securities of unaffiliated issuers:
      Other marketable securities:
         Common stock
             (cost $17,309,439 and $15,953,876)                                20,480,888         17,852,587
         Commingled trust fund units
             (cost $12,239,880 and $20,329,882)                                12,239,880         20,329,882

   In other than securities:
      Group annuity contracts
         (cost $134,013,752 and $122,207,624)                                 134,013,752        122,207,624
                                                                              -----------        -----------
                                                                              414,875,577        425,807,025

Participant loans receivable (notes 5 and 9)                                    9,295,726          -

Other receivables:
Dividends and interest                                                            325,008            339,565
   Employee contributions                                                       2,053,843          1,042,830

Cash                                                                              175,400            873,122
                                                                              -----------        -----------

                                                                       $      426,725,554        428,062,542
                                                                              ===========        ===========

              LIABILITIES AND PLAN EQUITY

Liabilities:
   Payable to participating employees                                           2,464,922          2,557,199
   Notes payable (note 8)
      7.78% due December 2004                                                 183,340,000        191,160,000

Plan equity                                                                   240,920,632        234,345,343
                                                                              -----------        -----------

                                                                       $      426,725,554        428,062,542
                                                                              ===========        ===========

Number of participating employees                                                   4,181              4,222

The accompanying notes are an integral part of these financial statements.

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY



                                                                       Year ended December 31,
                                                             -------------------------------------------
                                                              1993               1992               1991
                                                              ----               ----               ----

Net investment income
   (note 1):
      Dividends                                       $       17,239,675        17,358,301        17,207,118
      Interest                                                10,904,400        11,668,320        12,249,289
                                                              ----------        ----------        ----------
                                                              28,144,075        29,026,621        29,456,407

Realized gains on investments (note 3)                         2,951,386         1,960,693         1,292,869

Unrealized appreciation
   (depreciation) on
   investments (note 4)                                      (16,030,749)       26,967,868         7,404,252

Contributions (note 1):
   Employees                                                  15,330,744        12,777,226        11,767,846
   Employer                                                    6,342,435         5,143,300         1,748,319

Loan interest repayments                                         444,970         -                 -
                                                              ----------        ----------        ----------
                                                              37,182,861        75,875,708        51,669,693

Interest expense - ESOP notes                                (14,609,258)      (15,177,224)      (15,430,074)

Withdrawals:
   Terminations (note 1)                                     (15,997,146)      (17,159,574)      (14,636,953)
   Forfeitures (note 2)                                           (1,168)          (40,284)         (150,285)
                                                                  ------           -------          --------
                                                             (15,998,314)      (17,199,858)      (14,787,238)

Change in plan equity                                          6,575,289        43,498,626        21,452,381

Plan equity at
   beginning of period                                       234,345,343       190,846,717       169,394,336
                                                             -----------       -----------       -----------

Plan equity at close of period                        $      240,920,632       234,345,343       190,846,717
                                                             ===========       ===========       ===========


The accompanying notes are an integral part of these financial statements.

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1992

(1)   DESCRIPTION OF THE PLAN

      The following is a description of the CPC International Inc. Savings/Retirement Plan for Salaried Employees (the "Plan"), a defined contribution plan covering eligible salaried employees of CPC International Inc. (the "Company"). The Plan is subject to ERISA.

      Employees may contribute up to 12% of their monthly compensation, and they may choose to invest in any one or combination of three funds. Participants may change their investment combinations monthly.

      Contributions are credited to the participant's account based upon the current unit value. A unit represents a share in the market value of a Fund and includes all investment activity for that period.

      Employees are immediately vested in their contributions plus their contributions' earnings. An employee is vested in the Company's contributions after three years of service.

      Effective January 1, 1990, the Company incorporated an Employee Stock Ownership Plan (ESOP) into the Savings/Retirement Plan. Company contributions are based on the semi-annual repayment of the ESOP note and the dividends available. The Company also makes a special year-end contribution of Company ESOP stock with a value equal to $100. Shares of convertible preferred stock are allocated semiannually to participants' accounts based on the percentage of debt repaid. Prior to 1990, Company contributions were a percentage match of participants' contributions.
      All employer contributions were deposited into the Variable Interest
      Fund.

      The employee may make deferred contributions to the Plan in accordance with Internal Revenue Service Code Section 401(k). These contributions result in a reduced salary for the employees for Federal income tax purposes. In accordance with the Tax Reform Act of 1986, the maximum amount an employee can contribute under the 401(k) for 1993 is $8,894. Annual adjustments based upon cost of living will be made to this maximum amount.

      Distributions from the Plan will be made to those participants who retire, die, terminate, or become disabled. The value of the participant's units will be paid in a single payment or will be used to purchase an annuity. Participants in the CPC International Stock Fund or the ESOP account may elect to receive payments in full shares of common stock plus cash for any fractional shares.

      Fees of the Trustee and investment managers, and legal and accounting fees are paid by the Company.

      Effective January 1, 1993, the Plan participants were permitted to borrow against their vested balance. Loans are primarily from after-tax contributions. Loan repayments and interest are reinvested in the participant's account according to the current investment election.

      The foregoing description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


(2)   SUMMARY OF ACCOUNTING POLICIES

      VALUATION OF INVESTMENTS

      The investments in the various classes of securities are stated at market value at the close of business on December 31, 1993 and 1992. Securities not traded on exchanges are stated at values as determined by the Trustee. Cost of securities sold is determined by the "average cost" method. The Plan's investments in Group Annuity Contracts are valued at contract value. Contract value represents contributions made under contract plus interest at the contract rate, less funds used for benefit payments.

      FORFEITURES

      The value of company units in the Variable Interest Fund (formerly the Guaranteed Principal Fund) or the ESOP which are forfeited due to termination of service, are used to reduce the amount of Company contributions.


(3)   REALIZED GAINS ON INVESTMENTS

                                                                      Year ended December 31,
                                                                 ----------------------------------
                                                                 1993            1992            1991
                                                                 ----            ----            ----
         CPC International Stock Fund:
             Aggregate cost                              $       605,687        173,346          41,150
             Aggregate proceeds                                2,198,036        877,080         279,913
                                                               ---------      ---------       ---------

                     Net gain                                  1,592,349        703,734         238,763
                                                               ---------      ---------       ---------

         Diversified Common Stock Fund:
             Aggregate cost                                    7,082,525      5,779,673       4,743,534
             Aggregate proceeds                                8,438,184      7,034,105       5,797,640
                                                               ---------      ---------       ---------

                     Net gain                                  1,355,659      1,254,432       1,054,106
                                                               ---------      ---------       ---------

         ESOP Stock Fund:
             Aggregate cost                                      235,648        159,195        -
             Aggregate proceeds                                  239,026        161,722        -
                                                               ---------      ---------       ---------

                     Net gain                                      3,378          2,527        -
                                                               ---------      ---------       ---------

                                                         $     2,951,386      1,960,693       1,292,869
                                                               =========      =========       =========

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


(4)   UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS


                                                                      Year ended December 31,
                                                                ------------------------------------
                                                                1993            1992              1991
                                                                ----            ----              ----

         CPC International Stock Fund:
             At beginning of period                    $     31,607,428       28,065,393       25,720,006
             At end of period                                27,719,285       31,607,428       28,065,393
                                                             ----------       ----------       ----------

                Unrealized appreciation
                     (depreciation)                          (3,888,143)       3,542,035        2,345,387
                                                             ----------       ----------       ----------

         Diversified Common Stock Fund:
             At beginning of period                           1,898,711        2,251,796           70,470
             At end of period                                 3,171,449        1,898,711        2,251,796
                                                             ----------       ----------       ----------

                Unrealized appreciation
                     (depreciation)                           1,272,738         (353,085)       2,181,326
                                                             ----------       ----------       ----------

         ESOP Stock Fund:
             At beginning of period                          26,656,457        2,877,539         -
             At end of period                                13,241,113       26,656,457        2,877,539
                                                             ----------       ----------       ----------

                Unrealized appreciation
                     (depreciation)                         (13,415,344)      23,778,918        2,877,539
                                                             ----------       ----------       ----------

                                                       $    (16,030,749)      26,967,868        7,404,252
                                                            ===========       ==========       ==========


(5)   INVESTMENT PROGRAM

      The Plan provides for four separate investment funds, each with a primary investment plan (except for amounts temporarily held pending investment and amounts held for disbursement), as follows:

      1 -   CPC International Stock Fund - invested solely in CPC International
                Inc. common stock.

      2 -   Diversified Common Stock Fund - invested in common stocks and similar equity securities, or warrants or rights to subscribe to securities convertible into such stocks or securities, and fixed income short-term investments.

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


(5), CONTINUED

      3 -   Variable Interest Fund (formerly the Guaranteed Principal Fund) -
                invested in group annuity contracts issued by legal reserve life insurance companies. Amounts invested are not intended to be subject to market value fluctuation. The group annuity contract also provides a declared fixed interest rate which may be changed from time to time.

      4 -   Employee Stock Ownership Plan - invested solely in CPC
                International Inc. Series A ESOP convertible preferred stock. Only Company contributions are made to the ESOP.

      Effective May 1990, all securities in the Bond Fund were sold. Proceeds from the sale were held temporarily in a short-term investment fund and were transferred to the Variable Interest Fund.

      The Participant Loan Account is used solely to administer the new participant loan program established in 1993 (see note 9). Loan repayments, including interest, are credited to the participants' accounts. The loan repayments are invested according to the participants' current investment election.


(6)   PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right to terminate, amend, or modify the Plan.


(7)   INCOME TAXES

      The Plan and the Trusts established thereunder are qualified and tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code of 1954, as amended.

      The Plan will apply to the Internal Revenue Service for favorable determination in connection with amendments made during the plan year ended December 31, 1993.


(8)   EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

      Effective December 1989, the Company established an Employee Stock Ownership Plan (ESOP) which originally purchased 2,241,901 shares of CPC International Inc. Series A ESOP convertible preferred stock with proceeds from a $200,000,000 borrowing which is guaranteed by the Company. The Plan is required to make the following principal payments:
      1994, $10,540,000; 1995, $12,300,000; 1996, $14,020,000; 1997,
      $15,720,000; 1998, $17,360,000; and thereafter, $113,400,000.

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


(8), CONTINUED

      Company contributions, plus dividends on the shares held by the ESOP, are expected to be used to meet interest and principal payments on the borrowing over a 15-year term. As loan payments are made, shares of preferred stock acquired with loan proceeds will be allocated to eligible employees.

      The preferred stock is convertible into approximately 4.4 million shares of the Company's common stock. The preferred stock pays an annual dividend of $7.14 per share.


(9)   PLAN AMENDMENTS

      Effective April 30, 1993, the Company sold the assets of the facility in Warminster, Pennsylvania. Any participant whose employment was terminated as a result of the sale was entitled to a 100% nonforfeitable right to his or her Company units and ESOP units regardless of whether he or she had completed three years of service.

      Effective January 1, 1993, the Plan was restated to establish a loan program for participants. The maximum amount a participant may borrow is the lesser of 50% of his vested interest under the Plan or $50,000 reduced by the highest outstanding loan balance during the preceding one-year period. The interest rate for loans is based on the prime rate plus 1%.

      If the proceeds of the loan are used to purchase a residence, the loan can be for a period of up to 15 years. If loan proceeds are used for any other purpose, the maximum loan term is five years.

      Participants may now change their contribution amounts, investment percentages, and transfers between funds on a monthly basis as a result of the restatement.


(10)  SUBSEQUENT EVENTS

      In February, 1994, the Pension and Welfare Committee granted approval of the following:

      - Change in Investment Manager for the Diversified Common Stock Fund to Fidelity Investments. Transfer of assets will be completed in April, 1994.
      - Change in Trustee for the Savings/Retirement Plan to Fidelity Management Trust Company effective July 1, 1994.
      - Offering of six mutual funds as additional investment options effective July 1, 1994.
      - Change in Manager of the Variable Interest Fund to Fidelity Investments effective July 1, 1994.

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(11)  ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAM


                                                     CPC INTERNATIONAL STOCK FUND

                                                                                     December 31,
                                                                                     ------------
                    PLAN ASSETS                                                 1993               1992
                                                                                ----               ----


Investments:
   In securities of participating employer:
      825,837 and 814,821 common shares
      (cost $11,611,202 and $9,642,885)                                $       39,330,487         41,250,313

   In securities of unaffiliated issuers:
      Other marketable securities:
         Commingled trust fund units
         (cost $713,206 and $280,038)                                             713,206            280,038
                                                                               ----------         ----------
                                                                               40,043,693         41,530,351

Other receivables:
   Dividends and interest                                                         266,467            245,710
   Employee contributions                                                         297,206            441,415

Cash                                                                               35,570             50,000
                                                                               ----------         ----------

                                                                       $       40,642,936         42,267,476
                                                                               ==========         ==========

              LIABILITIES AND PLAN EQUITY

Liabilities:
   Payable to participating employees                                           1,328,217            430,942

Plan equity                                                                    39,314,719         41,836,534
                                                                               ----------         ----------

                                                                       $       40,642,936         42,267,476
                                                                               ==========         ==========

Number of units outstanding
   at end of period                                                               150,339            154,325

Unit value of plan equity                                                          261.51             271.02

Number of participating employees                                                   2,741              2,706

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(11), CONTINUED

                                                    DIVERSIFIED COMMON STOCK FUND

                                                                                     December 31,
                                                                                     ------------
                    PLAN ASSETS                                                 1993               1992
                                                                                ----               ----


Investments:
   In securities of unaffiliated issuers:
      Other marketable securities:
         Common stock
         (cost $17,309,439 and $15,953,876)                            $       20,480,888         17,852,587
         Commingled trust fund units
         (cost $6,109,753 and $5,624,644)                                       6,109,753          5,624,644
                                                                               ----------         ----------
                                                                               26,590,641         23,477,231

Other receivables:
   Dividends and interest                                                          44,128             61,354
   Employee contributions                                                         655,729            231,213

Cash                                                                               41,153             50,000
                                                                               ----------         ----------

                                                                       $       27,331,651         23,819,798
                                                                               ==========         ==========

              LIABILITIES AND PLAN EQUITY

Liabilities:
   Payable to participating employees                                             105,726            247,679

Plan equity                                                                    27,225,925         23,572,119
                                                                               ----------         ----------

                                                                       $       27,331,651         23,819,798
                                                                               ==========         ==========

Number of units outstanding
   at end of period                                                               134,872            133,963

Unit value of plan equity                                                          201.87             175.94

Number of participating employees                                                   2,173              2,085

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(11), CONTINUED

                                                        VARIABLE INTEREST FUND


                                                                                     December 31,
                                                                                     ------------
                    PLAN ASSETS                                                 1993               1992
                                                                                ----               ----


Investments:
   In securities of unaffiliated issuers:
      Other marketable securities:
         Commingled trust fund units
         (cost $5,196,824 and $13,765,822)                             $        5,196,824         13,765,822

   In other than securities:
      Group annuity contracts
      (cost $134,013,752 and $122,207,624)                                    134,013,752        122,207,624
                                                                              -----------        -----------
                                                                              139,210,576        135,973,446
Other receivables:
   Dividends and interest                                                          13,713             30,423
   Employee contributions                                                       1,100,908            369,846

Cash                                                                               48,677            723,122
                                                                              -----------        -----------

                                                                       $      140,373,874        137,096,837
                                                                              ===========        ===========

            LIABILITIES AND PLAN EQUITY

Liabilities:
   Payable to participating employees                                             796,995          1,620,803

Plan equity                                                                   139,576,879        135,476,034
                                                                              -----------        -----------

                                                                       $      140,373,874        137,096,837
                                                                              ===========        ===========

Number of units outstanding
   at end of period                                                             3,265,431          3,433,125

Unit value of plan equity                                                           42.74              39.46

Number of participating employees                                                   3,934              4,026

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(11), CONTINUED

                                                    EMPLOYEE STOCK OWNERSHIP PLAN



                                                                                        December 31,
                                                                                        ------------
                    PLAN ASSETS                                                    1993            1992
                                                                                   ----            ----


Investments:
   In securities of participating employer:
      2,192,237 and 2,213,991 convertible preferred shares:
           Unallocated (cost $155,458,339 and $168,400,212)              $      165,983,710       191,127,917
           Allocated (cost $40,111,118 and $29,109,950)                          42,826,860        33,038,702

   In securities of unaffiliated issuers:
      Other marketable securities:
           Commingled trust fund units
           (cost $220,097 and $659,378)                                             220,097           659,378
                                                                                -----------       -----------
                                                                                209,030,667       224,825,997

Other receivables:
   Dividends and interest                                                               700             2,078
   Employer contributions                                                            -                    356

Cash                                                                                 50,000            50,000
                                                                                -----------       -----------

                                                                         $      209,081,367       224,878,431
                                                                                ===========       ===========


      LIABILITIES AND PLAN EQUITY

Liabilities:
   Payable to participating employees                                               233,984           257,775
   Notes payable
      7.78% due December 2004                                                   183,340,000       191,160,000

Plan equity                                                                      25,507,383        33,460,656
                                                                                -----------       -----------

                                                                         $      209,081,367       224,878,431
                                                                                ===========       ===========

Number of participating employees                                                     3,985             4,007

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(11), CONTINUED

                                                      PARTICIPANTS' LOAN ACCOUNT



                                                                                        December 31,
                                                                                        ------------
                    PLAN ASSETS                                                    1993            1992
                                                                                   ----            ----


Participant loans receivable                                                 $    9,295,726         -




                                                                                  ---------         -------
                                                                             $    9,295,726         -
                                                                                  =========         =======





      LIABILITIES AND PLAN EQUITY




Plan equity                                                                       9,295,726         -
                                                                                  ---------         -------

                                                                             $    9,295,726         -
                                                                                  =========         =======

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(12)ALLOCATION OF INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAM

                                                     CPC INTERNATIONAL STOCK FUND



                                                                         Year ended December 31,
                                                                   -----------------------------------
                                                                   1993             1992            1991
                                                                   ----             ----            ----

Net investment income:
   Dividends                                              $      1,043,467          940,420          780,335
   Interest                                                         19,036           61,461           86,950
                                                                ----------       ----------       ----------
                                                                 1,062,503        1,001,881          867,285

Realized gains on investments                                    1,592,349          703,734          238,763

Unrealized appreciation (depreciation)
   on investments                                               (3,888,143)       3,542,035        2,345,387

Contributions:
   Employees                                                     4,783,077        3,814,517        3,024,113

Loan interest repayments                                           123,952          -               -
                                                                ----------       ----------       ----------
                                                                 3,673,738        9,062,167        6,475,548

Transfer to participants' loan account                          (2,817,897)         -               -
Transfers                                                         (917,524)         261,334         (533,110)

Withdrawals:
   Terminations                                                 (2,460,132)      (2,572,866)      (2,426,034)
   Forfeitures                                                      -               -                (12,590)
                                                                ----------       ----------       ----------

                                                                (2,460,132)      (2,572,866)      (2,438,624)
                                                                ----------       ----------       ----------
Change in plan equity                                           (2,521,815)       6,750,635        3,503,814

Plan equity at beginning of period                              41,836,534       35,085,899       31,582,085
                                                                ----------       ----------       ----------

Plan equity at close of period                            $     39,314,719       41,836,534       35,085,899
                                                                ==========       ==========       ==========

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(12), CONTINUED

                                                              BOND FUND




                                                                          Year ended December 31,
                                                                    ------------------------------------
                                                                   1993             1992            1991
                                                                   ----             ----            ----

Net investment income:
   Interest                                               $        -                -                 20,009
                                                                   -------          -------        ---------
                                                                   -                -                 20,009

Transfers                                                          -                -             (1,169,800)

Withdrawals:
   Terminations                                                    -                -                 (5,059)
                                                                   -------          -------        ---------

Change in plan equity                                              -                -             (1,154,850)

Plan equity at beginning of period                                 -                -              1,154,850
                                                                   -------          -------        ---------

Plan equity at close of period                            $        -                -                -
                                                                   =======          =======        =========

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(12), CONTINUED

                                                    DIVERSIFIED COMMON STOCK FUND




                                                                         Year ended December 31,
                                                                 --------------------------------------
                                                                 1993              1992             1991
                                                                 ----              ----             ----
Net investment income:
   Dividends                                            $        498,258           572,067           470,781
   Interest                                                      183,183           218,928           367,286
                                                              ----------        ----------        ----------
                                                                 681,441           790,995           838,067

Realized gains on investments                                  1,355,659         1,254,432         1,054,106

Unrealized appreciation
   (depreciation) on investments                               1,272,738          (353,085)        2,181,326

Contributions:
   Employees                                                   3,191,908         2,380,946         2,046,968

Loan interest repayments                                          65,676           -                 -
                                                              ----------        ----------        ----------
                                                               6,567,422         4,073,288         6,120,467

Transfer to participants' loan account                        (1,464,026)          -                 -
Transfers                                                       (333,071)         (978,172)         (775,503)

Withdrawals:
   Terminations                                               (1,116,519)       (1,233,183)       (1,348,318)
   Forfeitures                                                   -                 -                  (8,980)
                                                              ----------        ----------        ----------

                                                              (1,116,519)       (1,233,183)       (1,357,298)
                                                              ----------        ----------        ----------

Change in plan equity                                          3,653,806         1,861,933         3,987,666

Plan equity at beginning of period                            23,572,119        21,710,186        17,722,520
                                                              ----------        ----------        ----------

Plan equity at close of period                          $     27,225,925        23,572,119        21,710,186
                                                              ==========        ==========        ==========

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(12), CONTINUED

                                                        VARIABLE INTEREST FUND




                                                                       Year ended December 31,
                                                               -----------------------------------------
                                                               1993              1992               1991
                                                               ----              ----               ----

Net investment income:
   Interest                                          $       10,693,361        11,374,915         11,755,345
                                                            -----------       -----------        -----------
                                                             10,693,361        11,374,915         11,755,345

Contributions:
   Employees                                                  7,355,759         6,581,763          6,696,765

Loan interest repayments                                        255,342          -                  -
                                                            -----------       -----------        -----------
                                                             18,304,462        17,956,678         18,452,110

Transfer to participants' loan account                       (5,013,803)         -                  -
Transfers                                                     1,627,283           975,865          2,502,275

Withdrawals:
   Terminations                                             (10,815,929)      (11,934,355)       (10,171,662)
   Forfeitures                                                   (1,168)          (40,284)          (128,715)
                                                            -----------       -----------        -----------

                                                            (10,817,097)      (11,974,639)       (10,300,377)
                                                            -----------       -----------        -----------

Change in plan equity                                         4,100,845         6,957,904         10,654,008

Plan equity at beginning of period                          135,476,034       128,518,130        117,864,122
                                                            -----------       -----------        -----------

Plan equity at close of period                       $      139,576,879       135,476,034        128,518,130
                                                            ===========       ===========        ===========

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(12), CONTINUED

                                                    EMPLOYEE STOCK OWNERSHIP FUND




                                                                       Year ended December 31,
                                                               -----------------------------------------
                                                               1993              1992               1991
                                                               ----              ----               ----

Net investment income:
   Dividends                                         $       15,697,950         15,845,814        15,956,002
   Interest                                                       8,820             13,016            19,699
                                                             ----------         ----------        ----------
                                                             15,706,770         15,858,830        15,975,701

Realized gains on investments                                     3,378              2,527        -

Unrealized appreciation (depreciation)
   on investments                                           (13,415,344)        23,778,918         2,877,539

Contributions:
   Employer                                                   6,342,435          5,143,300         1,748,319
                                                             ----------         ----------        ----------
                                                              8,637,239         44,783,575        20,601,559

Transfers                                                      (376,688)          (259,027)          (23,862)

Interest expense - ESOP notes                               (14,609,258)       (15,177,224)      (15,430,074)

Withdrawals:
   Terminations                                              (1,604,566)        (1,419,170)         (685,880)
                                                             ----------         ----------         ---------

Change in plan equity                                        (7,953,273)        27,928,154         4,461,743

Plan equity at beginning of period                           33,460,656          5,532,502         1,070,759
                                                             ----------         ----------         ---------

Plan equity at close of period                       $       25,507,383         33,460,656         5,532,502
                                                             ==========         ==========         =========

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



(12), CONTINUED

                                                      PARTICIPANTS' LOAN ACCOUNT




                                                                        Year ended December 31,
                                                              -----------------------------------------
                                                               1993              1992               1991
                                                               ----              ----               ----

Transfers from funds                                    $     9,295,726           -                 -
                                                              ---------           --------          --------





Change in plan equity                                         9,295,726           -                 -


Plan equity at beginning of period                              -                 -                 -
                                                              ---------           --------          --------

Plan equity at close of period                          $     9,295,726           -                 -
                                                              =========           =========         ========

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                                   SCHEDULE I

                                  INVESTMENTS

                               DECEMBER 31, 1993

                         DIVERSIFIED COMMON STOCK FUND

                                                                                       Value at     Percent of
     Name of Issuer and                                                 Number of        close      total plan
       Title of issues                                                   shares        of period    net assets
       ---------------                                                   ------        ---------    ----------

Common stock:

Airlines
         AMR Corp.*                                                        6,000        $  402,000     0.17%

Banks
         Barnett Banks Inc.                                               10,000           415,000     0.17%

Chemicals - General
         American Cyanamid Co.                                            12,000           603,000
         WR Grace & Co.                                                   11,000           446,875
         Monsanto Co.                                                      4,000           293,500
                                                                                         ---------
                                                                                         1,343,375     0.56%

Chemicals - Photographic
         Eastman Kodak Co.                                                 7,000           393,750     0.16%

Communications
         McCaw Cellular Communications Inc.*                               9,700           489,850
         BHC Communications Inc.*                                          9,500           779,000
                                                                                         ---------
                                                                                         1,268,850     0.53%


Drugs
         Bristol-Myers Squibb Co.                                          5,500           320,375
         Warner-Lambert Co.                                                3,500           236,250
                                                                                         ---------
                                                                                           556,625     0.23%

Electronics - Instrumentation
         Ametek Inc.                                                      30,000           382,500
         Beckman Instruments Inc.                                         19,500           533,813
         Xerox Corp.                                                       3,000           268,125
                                                                                         ---------
                                                                                         1,184,438     0.49%

Electronics - General
         Westinghouse Electric Corp.                                      27,500           388,438     0.16%

Financial
         American Express Co.                                             28,000           864,500
         Primerica Corp.                                                  15,000           583,125
                                                                                         ---------
                                                                                         1,447,625     0.60%

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                                   SCHEDULE I

                                  INVESTMENTS
                                  (CONTINUED)

                               DECEMBER 31, 1993

                         DIVERSIFIED COMMON STOCK FUND



                                                                                       Value at     Percent of
     Name of Issuer and                                                 Number of        close      total plan
       Title of issues                                                   shares        of period    net assets
       ---------------                                                   ------        ---------    ----------

Food-Manufacturer
         Borden Inc.                                                      48,500   $       824,500
         Dole Food Company Inc.                                           21,000           561,750
                                                                                         ---------
                                                                                         1,386,250       0.58%

Health Care
         Medical Care America Inc.*                                       38,000           869,250       0.36%

Insurance
         Transamerica Corp.                                               10,500           595,875
         TIG Holdings Inc.                                                25,000           575,000
                                                                                         ---------
                                                                                         1,170,875       0.49%

Machinery - General
         Navistar Int'l Corp.*                                            11,000           259,875       0.11%

Merchandising - Consumer Specialty
         Whitman Corp.                                                    46,000           747,500       0.31%

Merchandising - General
         Waban Inc.*                                                      39,000           531,375       0.22%

Office and Computer Equipment
         Comdisco Inc.                                                    50,500           972,125       0.40%

Oil Services
         Freeport McMoran Inc.                                            45,000           888,750       0.37%

Oil and Gas - Domestic
         Occidental Petroleum Corp.                                       16,800           285,600
         Pennzoil Co.                                                      3,500           186,812
         Tenneco Inc.                                                     13,200           694,650
         USX - Marathon Group                                             29,000           478,500
                                                                                         ---------
                                                                                         1,645,562       0.68%

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                                   SCHEDULE I

                                  INVESTMENTS
                                  (CONTINUED)

                               DECEMBER 31, 1993

                         DIVERSIFIED COMMON STOCK FUND



                                                                                     Value at       Percent of
     Name of Issuer and                                            Number of           close        total plan
       Title of issues                                              shares           of period      net assets
       ---------------                                              ------           ---------      ----------

Oil and Gas - International
           Texaco Inc.                                                 7,000    $        453,250       0.19%

Textiles
           Reebok International                                       22,000             660,000       0.27%

Tobacco/Beverages
           Anheuser-Busch Co. Inc.                                    12,000             589,500
           Coca Cola Enterprises Inc.                                 47,500             724,375
                                                                                       ---------
                                                                                       1,313,875       0.55%

Utilities-Electric
           Reliance Elec Co.*                                         24,000             405,000       0.17%

Utilities - Telephone
           Sprint Corp.                                               21,000             729,750       0.30%

Miscellaneous
           Honeywell Inc.                                             10,200             349,350
           ADR Hanson PLC                                             22,500             450,000
           United Technologies Corp.                                   4,000             248,000
                                                                                       ---------
                                                                                       1,047,350       0.43%
                                                                                       ---------       -----

                          Total common stock                                       $  20,480,888       8.50%
                                                                                      ==========       =====

*Non-income producing securities

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                                   SCHEDULE I

                                  INVESTMENTS
                                  (CONTINUED)

                               DECEMBER 31, 1993

                         DIVERSIFIED COMMON STOCK FUND




(a)      Aggregate gross unrealized
            appreciation of securities                                                      $      3,995,675

(b)      Aggregate gross unrealized
            depreciation of securities                                                              (824,226)
                                                                                                   ---------

(c)      Net unrealized appreciation of securities                                          $      3,171,449
                                                                                                   =========

(d)      Aggregate cost of securities for
            Federal income tax purposes                                                     $     17,309,439
                                                                                                  ==========

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

                                   SCHEDULE I

                                  INVESTMENTS
                                  (CONTINUED)

                               DECEMBER 31, 1993

                             VARIABLE INTEREST FUND


                Name of Issuer,                                                  Value at            Percent of
               Interest Rate and                                                   close             total plan
               Date of Maturity                                 Cost            of period            net assets
               ----------------                                 ----            ---------            ----------

Group Annuity Contracts:

   Aetna Contract, MV-3803
      11.57%, Due 1/1/95, 1/1/96, 1/1/97              $       36,865,963         36,865,963            15.30%

   AILife, Contract GIC-18143
      6.25%, Due 9/1/97                                       10,203,008         10,203,008             4.24%

   Allstate Life Insurance Co., GA-5427
      5.40%, Due 9/1/96                                        6,270,466          6,270,466             2.60%

   Allstate Life Insurance Co., GA-5501
      5.28%, Due 4/1/98                                        6,121,315          6,121,315             2.54%

   Cigna, GPD Contract GIC-25142
      6.63%, Due 9/1/94, 9/1/95                               15,325,331         15,325,331             6.36%

   Citibank Investment Contract, CPC 1
      9.41%, Due 9/1/94                                       10,768,800         10,768,800             4.47%

   Confederation Life, GIC 62413
      8.68%, Due 3/1/96                                        5,361,376          5,361,376             2.23%

   Metropolitan Life Contract, 18594 Part A
      9.32%, Due 9/1/95                                        1,854,418          1,854,418              .77%

   Metropolitan Life Contract, 18594 Part B
      7.50%, Due 9/1/96, 9/1/97, 9/1/98                        8,767,981          8,767,981             3.64%

   New York Life Insurance Co., GA 06739
      5.68%, Due 3/3/97, 9/1/97, 3/2/98                       18,857,135         18,857,135             7.83%

   Provident National Life Insurance Co.,
      627-05564, 5.55%,  Due 9/1/98                            6,126,511          6,126,511             2.54%

   State Mutual Companies, GA 91779A
      8.43%, Due 2/28/95, 8/31/95                              7,491,448          7,491,448             3.11%
                                                             -----------        -----------            ------

         Total investments in other
             than securities                          $      134,013,752        134,013,752            55.63%
                                                             ===========        ===========            ======

                                   SIGNATURES


CPC International Inc. Savings/Retirement Plan for Salaried Employees.
Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Welfare Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       CPC International Inc.
                                       Savings/Retirement Plan for
                                        Salaried Employees



Date:  March 28, 1994                 By: /S/ RICHARD P. BERGEMAN
     ------------------------             --------------------------
                                          Richard P. Bergeman
                                          Chairman,
                                          Pension and Welfare Committee

                              EXHIBIT INDEX
                              --------------


Exhibit                                                           Page
  No.                          Description                         No.
- - --------                       ------------                      -------

   23                   Consent of KPMG Peat Marwick